

May 21, 2020

Panna Sharma
Chief Executive Officer
Lantern Pharma Inc.
1920 McKinney Avenue, 7th Floor
Dallas, Texas 75201

> **Re: Lantern Pharma Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 19, 2020**
> **File No. 333-237714**

Dear Mr. Sharma:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed May 19, 2020

Dilution, page 62

1. Please provide us your calculation of historical net tangible book value of approximately $(7,365,888). Please explain why your disclosure in this section states that the stock split will be effective immediately prior to the closing of the offering. The disclosure in the subsequent events footnote states that the stock split is contingent upon the successful completion of the Company's IPO and that the financial statements do not reflect the effects of this contingent action.

You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Irene Paik at 202-551-6553 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott E. Bartel, Esq.